Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (in thousands)

	Nine months ended
	September 30,	For the year ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings (loss):
Loss before income taxes	$(78,802)	$(82,882)	$(76,860)	$(58,794)	$(54,430)	$(36,196)
Add:
Interest expense	2,093	2,966	2,691	2,771	3,253	3,280
Estimated interest factor in rental expense	1,284	1,720	1,849	1,871	1,834	1,859
Total loss	$(75,425)	$(78,196)	$(72,320)	$(54,152)	$(49,343)	$(31,057)

Fixed Charges:
Interest expense	$2,093	$2,966	$2,691	$2,771	$3,253	$3,280
Estimated interest factor in rental expense	1,284	1,720	1,849	1,871	1,834	1,859
Total fixed charges	$3,377	$4,686	$4,540	$4,642	$5,087	$5,139
Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—

(1)    For the nine months ended September 30, 2010, and the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005, our earnings were insufficient to cover fixed charges by $78.8 million, $82.9 million, $76.9 million, $58.8 million, $54.4 million and $36.2 million, respectively.